UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.: 000-30299

LIGHTSCAPE TECHNOLOGIES INC.
(Exact name of registrant as specified in its charter)

18/F., 318 Hennessy Road, W Square, Wanchai, Hong Kong
(Address, including ZIP code, and telephone number, including area code of registrant's principal executive offices)

Common Stock, $0.001 par value registered under Section 12(g) of The Securities Act of 1934
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[x]
Rule 12g-4(a)(2)	[ ]
Rule 12g-4(b)(1)(i)	[ ]
Rule 12g-4(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders as of the certification of notice date: 180

Pursuant to the requirements of the Securities Exchange Act of 1934 LIGHTSCAPE TECHNOLOGIES INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 23, 2010	By: /s/ Bondy Tan
Name: Bondy Tan
Title: President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, of one which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained SEC 2069 (02-08) in this form are not required to respond unless the form displays a currently valid OMB control number.